Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Transcript: Anthony Tan with Haslinda Amin—Bloomberg Catalyst (30 June 2021)

Link: https://www.youtube.com/watch?v=wIhgu5fVAws

The Making of a Southeast Asian Fintech Giant

•	Haslinda (HA): We’re excited to have Anthony Tan, founder of Grab, which is the most valuable startup in Southeast Asia. First off Anthony, congratulations on the SPAC.

Anthony (AT): Thank you so much. And thank you for letting me be here.

•	HA: I want to go back to the very beginning. Back in 2012, you were looking to solve a messy taxi problem in Malaysia. Safety was an issue. Drivers weren’t making money, and you saw an opportunity.

AT: You’re totally right. There were some really big local problems. And that local problem was just a humble ask to say, ‘Hey, I want to be able to commute safely to work’. So, you know, my co-founder, Ling, used to work for a consulting firm that made her work late at night. And when she took a taxi back home, she had to literally pretend to talk to her mom so that the driver would know somebody else is on the other line.

And we said, look, this has to be solved. We have to create a much safer mobility solution where anyone feels safe to commute. But then by doing that, as we signed up more and more driver partners, in fact, I personally signed up many of them, we also realized, wow, they didn’t have bank accounts. We are to help them set up bank accounts, we are to help them obtain financing to get their first smartphone. They never even had a smartphone. And it was this early insight that gave us an understanding, wow, they have been quite excluded from the financial services that you and I have been very blessed with.

So we said how many of these people are underserved from the existing financial institutions out there? So as we sign up more and more driver partners across, we said, hey, this is a natural adjacency so that we can help small businesses, we can help them be included in the financial system. So again, just focus on solving big local problems.

•

HA: So you’ve ventured into financial services, including digital payments, you now are part of a consortium with a digital bank license. How much has the pandemic advanced digital payments, you think? I mean, we talk about an acceleration, give us a sense of what has been achieved.

AT: Sure. Just to give you a sense. According to Euromonitor in 2020, we’re the number one app by GMV for online food deliveries, ride hailing and digital wallet payments across the region. And we’re just doubling down on that. For us, we can see that being the category leader is obviously something that is important to us because being the food delivery category leader, by knowing the data of how well a food merchant does, this was something that a lot of traditional financial institutions couldn’t offer micro loans to help them grow their business. But we could.

Where we said, hey, we understand how much you made. We understand that it’s come down or gone up because of COVID. And we said, because of the data we could see, and we were comfortable with the risk, because we understood the cash flows. We said we’re willing to lend you.

And because of that, I’ll give you an example where a merchant called Kao Gang, which is a Thai restaurant in Bangkok, was very affected by the movement control measures. When they reopened, they didn’t even have capital to buy ingredients. But because we understood them as a Grab food merchant partner, we have access to their data. We understood the daily sales. We could determine how much credit and even help the owner calculate daily repayment amounts automatically so he could pay the loan on time and help grow that business.

•	HA: The thing is, technology is a double edged sword, right? We talk about how it can help financial inclusion, but it can also deepen inequality. How are you looking at that?

AT: In fact, I like to point out that it actually helped a lot of businesses that couldn’t afford this type of help or couldn’t access this type of help. If you look at merchants, for example, as I shared before, they couldn’t access this, couldn’t access working capital. But now they can. That’s just one example. Another example is farmers. Farmers in Vietnam, for example, recently because of the movement control restrictions, a lot of lychees, just as a category was about to completely expire and was going to get spoiled.

And we created one, we call the summer signature food campaign in Vietnam. And we helped farmers sell over a hundred tons of fresh lychees in five days because our tech platform could connect multiple parties, enable lower cost of distribution to help farmers grow, and help them ensure that their produce doesn’t get spoiled. Government was very happy with us. Our businesses, so many of the ‘Kao Gangs’ of the world, that bubble tea that you would buy or buying lychees for the bubble tea from us.

Consumers were happier, merchants were happier, we were happier. So there is a way where technology can actually help reduce distribution costs, create access, and everyone wins together.

•

HA: Because there’s so much potential, It’s not surprising that we have seen an invasion of new fintech players, but we also know that the banks are fighting back. They now have a digital strategy of their own. How do you look at this? How will this play out? How do fintechs and traditional buying coexist?

AT: I don’t see it as one or the other. In fact, Southeast Asia is still highly underbanked, highly underserved. Many people are not in the financial system. Many don’t even have a credit profile, unlike in highly developed markets like the US. And non-traditional platforms like Grab can really fulfill this need well, where we have the blessings of providing high frequency daily essential services, whether it’s mobility, whether it’s food delivery, grocery delivery. And because of that, we have access to unique data. At the same time, we also have the largest driver network across the region. And this helps give us unparalleled access across 400 cities.

As we gather more and more from these nodes all across foreign cities, we have data points like how much flexible workers or small businesses earn, how often they work, how regular or irregular. That gives us that sense of credit worthiness. That makes a big difference. Now we partnered banks to help them. A lot of times, sometimes we provide the lending just by Grab. A lot of times we partner banks to provide these working capital loans. And again, being the category leader in food helps us give this information into our AI machinery to build insights.

And these insights are then we partner banks on how we could provide these merchants with loans. They are obviously attracted to us because you might ask: why our banks attracted to us? They are attracted to us because there’s a lot of distribution. There’s a lot of access that they usually wouldn’t have. They have insights that they couldn’t access before that we can provide. And while they are experts on specific financial products, for example, we partner with UOB and Maybank for card solutions, depending on countries or Citibank for loans. We partner with MUFG, which has one of their subsidiaries, Krungsri in Thailand to offer our driver and merchant partners loans. So we will continue to partner and find ways to build the ecosystem together.

•	HA: I’m just wondering are there policies that can help because we’re still a long way away from realising the full potential of tech for financial

AT: Yeah, you’re right. I think regulation is very important. How do we continue to, number one, leverage on our partnerships with the governments to provide clearer regulation so that fintech firms can innovate within these clear regulatory boundaries and protect consumers at the same time. That’s very, very important.

Number two is, I would say, financial literacy, making sure that consumers in the region understand what they’re signing up for. I’ll give you an example. In Southeast Asia [there] is one of the lowest financial literacy in the world, only 30% of adults in most Southeast Asian countries are financially literate. This means the majority of people in the region don’t understand the myriad of financial products or can’t make the best financial decisions—whether it’s on savings, insurance, or whether it’s on investment needs. So we are committed to driving this financial inclusion by providing very clear, very transparent. How do we educate our driver partners better, for example.

•

HA: Governments are growing increasingly uncomfortable with a growing reach of big tech. I mean, they’re talking about regulation. Are you concerned about that? I mean, how much regulation is too much regulation? Would regulations necessarily impinge on innovation?

AT: I think there’s a lot of discussion around big tech and regulation in the U.S. now. But in Southeast Asia, it’s so different. The U.S. is a very mature tech ecosystem with very large tech players, S&P 500 have many of them. Southeast Asia, on the other hand, is still at the very beginning of this road. If you look at the 2019 study by Google, Temasek and Bain, it shows that in Southeast Asia the digital economy will continue to grow from 100 billion to 300 billion by 2025. So there’s still a lot of room for different players, whether it’s a small startup or established players or industry incumbents, and we just need to keep innovating for Southeast Asian consumers. What is most important is that we have this open and continuous dialogue with regulators to make sure we do what’s best for consumers.

•

HA: Anthony, we can’t talk about future payment without talking about digital currencies, crypto currencies. How do you see cryptos, digital currencies fitting into the future of digital payments? Do you see them as perhaps a fintech solution to faster, cheaper, more inclusive forms of payment?

AT: I know digital currencies is a hot topic right now. From what I’ve observed there are so many examples of it, the likes of crypto, and I know it’s been very popular—and especially with even private and institutional investors of it since 2020, and growing. But a start point is, how do we gain mass adoption for these and whether these new technologies can be trusted. Trust is a very important word here, by both consumers and regulators, and crypto was seen as a challenger to the status quo. But we haven’t seen it replace day to day transactions yet because of the regular fluctuations that’s taking place and that undermines it as a reliable source or store value.

So with all that said, block chain, the underlying tech—that’s here to stay. And we believe that it creates transparency so that when people transact as everyone is on a network, and there’s a ledger of transactions, it builds trust. So this is where the real innovation, where the real value, could lie. So we will continue to watch these developments regularly. And I think our goal is, with the region’s regulators, to encourage clear education and clear transparency so that it will help with mass adoption.

•	HA: I’d like you to do some crystal ball gazing for us at this stage. I mean what are you most excited about when you think about the potential of technology? What innovations do you think are coming?

AT: I think beyond payments we’re looking at a breadth of financial services that could reach millions. And as you know in Southeast Asia, 600 million. So millions for the very first time. Today, legacy financial services are still quite inflexible, not very transparent. So the people who have access are more sophisticated, middle or upper class. But it really doesn’t have to be that way. In the future, hopefully in the near future, financial products are transparent, affordable, easy to read. Even a five year old, my five year old son could read it and understand.

And how consumers and small businesses will have access to this, I believe, is the future of digi banks, and that’s why we are betting on this future. We see the banks of the future being totally branchless. Imagine no more branches, no more ATMs, totally ATM-less.

FinTech platforms that want to connect with these banks will not be restricted by the lack of infrastructure anymore. Whether you’re in a Tier 4 city or under seventeenth thousand island in Indonesia, and you as a consumer, as long as you have basic internet, anyone could have access to a financial services you need while sitting at home on your couch, whether it’s savings, whether it’s invest, whether it’s insurance, whether it’s taking a loan to grow your small business. It should be as easy as today how you use GrabFood to buy lunch or use Grab to go to the Bloomberg office. So I believe that’s key to making it accessible and open to all.

•	HA: What concerns you the most about technology? Would that be cyber security?

AT: What concerns us about technology. Today?

•	HA: And the future.

AT: Ok. Well the issue isn’t technology. It’s about how you roll it out and how it’s meaningful to our consumers. I think many companies are helping small businesses and we welcome that as many of them, many small businesses absolutely need to come online. So our job is to make sure: how do they onboard, register and get onboard and start selling ASAP. But you can’t just expect magic to happen. We need to provide them with the tools. We need to provide them with the training. We need to help them with the self-service ads to grow their sales and help them understand what are the responsibilities of taking responsible lending to short-term loans to grow their business. So this is how we’re going to help them grow online and digitize our business, especially small businesses. Whether it’s a warung in Indonesia, or hawker in Singapore.

Now in the lending space, what I’m worried about is there are bad actors that freely have been making loans without the right checks and balances. And this generally leads to very bad outcomes. I mean, Bloomberg had an article, you remember about Cambodia and how it’s really pushing the country into a bad place with $8 billion in loans. We need to ensure lending is responsible. We need to ensure when we lend to someone, that person is likely to pay back based on highly robust credit scoring. We need to prioritize to make sure we help finance people who are looking to purchase productive tools.

So for example, in our case, whether it’s providing fuel lending, so fuel card lending, so that they can continue to drive and deliver more food and groceries and help people with mobility needs. Whether it’s a better smartphone, so the GPS, we provide smartphone financing, so that the work cost device has a better GPS kit set so they can deliver services better. And this creates a multiplying effect in the economy.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.